AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
EXHIBIT 12 — COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended	Year Ended
	June 30, 2010	December 31, 2009

Operating earnings before income taxes	$305	$813
Undistributed equity in losses of investee	1	2
Losses of managed investment entities attributable to noncontrolling interest	33	—
Fixed charges:
Interest on annuities	226	435
Interest expense	36	67
Debt discount and expense	—	1
Portion of rentals representing interest	7	13

EARNINGS	$608	$1,331

Fixed charges:
Interest on annuities	$226	$435
Interest expense	36	67
Debt discount and expense	—	1
Portion of rentals representing interest	7	13

FIXED CHARGES	$269	$516

Ratio of Earnings to Fixed Charges	2.26	2.58

Earnings in Excess of Fixed Charges	$339	$815